

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

   Re: **American International Group, Inc.**
        Form 8-K filed August 11, 2010
        File No. 1-8787

Dear Mr. Benmosche:

       We have completed our review of your Form 8-K filed August 11, 2010 and do not have
any further comments at this time.

                                          Sincerely,

                                          Jeffrey Riedler
                                          Assistant Director